October 21, 2024

Peter Yu
Chief Executive Officer
Cartesian Growth Corporation II
505 Fifth Avenue, 15th Floor
New York, NY 10017

       Re: Cartesian Growth Corporation II
           Preliminary Proxy Statement on Schedule 14A
           Filed October 9, 2024
           File No. 001-41378
Dear Peter Yu:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed October 9, 2024
Risk Factors
If we fail to consummate our initial Business Combination by May 5, 2025...., page 12

1. We note your disclosure on page 13 that as of October 7, 2024, the proposed Nasdaq rules became operative, so that a SPAC's securities will be immediately suspended
       from trading through the pendency of the hearing panel   s review.
However, your
       disclosure on page 12 indicates that a request for review will stay the delisting. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on May 5, 2025. Where you disclose the consequences of any such
       suspension or delisting, also describe the impact on securities holders due to your
       securities no longer being considered    covered securities.
 October 21, 2024
Page 2
General

2.     We note your disclosure that the NTA Requirement Amendment Proposal would
          eliminate from the Charter the Redemption Limitation and the requirement that the
       Company shall not consummate an initial business combination unless the
       Redemption Limitation is not exceeded    and    [t]he NTA Rule is one of
several
       exclusions from the    penny stock    rules of the SEC, and the Company
believes that it
       can rely on another exclusion, Rule 3a51-1(a)(2) under the Exchange Act (the
          National Exchange Rule   ), due to its being listed on Nasdaq.
Please revise to
       reconcile this disclosure with your revised delisting disclosure.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-
551-3713 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Thomas R. Martin